# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MoonLake Immunotherapeutics, CIK 0001821586
CUSIP: 61559X104
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: DORFSTRASSE 29, ZUG, Switzerland (V8), 6300
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0000921895-22-001288
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,302,735; sole dispositive power 0; shared dispositive power 8,302,735; aggregate amount beneficially owned 8,302,735 (11.6% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,302,735; sole dispositive power 0; shared dispositive power 8,302,735; aggregate amount beneficially owned 8,302,735 (11.6% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,599,722; sole dispositive power 0; shared dispositive power 6,599,722; aggregate amount beneficially owned 6,599,722 (9.2% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,599,722; sole dispositive power 0; shared dispositive power 6,599,722; aggregate amount beneficially owned 6,599,722 (9.2% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,039,238; sole dispositive power 0; shared dispositive power 1,039,238; aggregate amount beneficially owned 1,039,238 (1.4% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,039,238; sole dispositive power 0; shared dispositive power 1,039,238; aggregate amount beneficially owned 1,039,238 (1.4% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,902,457; sole dispositive power 0; shared dispositive power 14,902,457; aggregate amount beneficially owned 14,902,457 (20.8% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,001,284; sole dispositive power 0; shared dispositive power 16,001,284; aggregate amount beneficially owned 16,001,284 (22.3% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,001,284; sole dispositive power 0; shared dispositive power 16,001,284; aggregate amount beneficially owned 16,001,284 (22.3% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,001,284; sole dispositive power 0; shared dispositive power 16,001,284; aggregate amount beneficially owned 16,001,284 (22.3% of the class)
- Loy Spike (CIK 0001920549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,985; shared voting power 0; sole dispositive power 18,985; shared dispositive power 0; aggregate amount beneficially owned 18,985 (0.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Name of issuer: MoonLake Immunotherapeutics
Address of issuer's principal executive offices: DORFSTRASSE 29, ZUG, Switzerland (V8), 6300

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account were purchased with working capital.

The aggregate cost basis of the 8,302,735 Shares directly beneficially owned by BVF is approximately $27,709,362, including brokerage commissions.

The aggregate cost basis of the 6,599,722 Shares directly beneficially owned by BVF2 is approximately $21,077,776, including brokerage commissions.

The aggregate cost basis of the 1,039,238 Shares directly beneficially owned by Trading Fund OS is approximately $3,277,670, including brokerage commissions.

The aggregate cost basis of the 59,589 Shares held in the Partners Managed Account is approximately $595,890, including brokerage commissions.

The Shares beneficially owned by Mr. Loy were awarded to him by the Issuer in connection with his service as a director.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 71,727,875 Shares outstanding as of February1, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2026.

As of the date hereof, (i) BVF beneficially owned 8,302,735 Shares, representing percentage ownership of approximately 11.6% of the Shares outstanding, (ii) BVF2 beneficially owned 6,599,722 Shares, representing percentage ownership of approximately 9.2% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 1,039,238 Shares, representing percentage ownership of approximately 1.4% of the Shares outstanding, and (iv) 59,589 Shares were held in the Partners Managed Account, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 8,302,735 Shares beneficially owned by BVF, representing percentage ownership of approximately 11.6% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 6,599,722 Shares beneficially owned by BVF2, representing percentage ownership of approximately 9.2% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 1,039,238 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 1.4% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 14,902,457 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 20.8% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 16,001,284 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing percentage ownership of approximately 22.3% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 16,001,284 Shares beneficially owned by Partners, representing percentage ownership of approximately 22.3% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 16,001,284 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 22.3% of the Shares outstanding.

As of the date hereof, Mr. Loy beneficially owned 18,985 Shares, which consist of Shares issuable upon the exercise of certain options that are exercisable within sixty days hereof, representing percentage ownership of less than 1%.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account. Mr. Loy disclaims beneficial ownership of the Shares reported herein that he does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS and BVF GPH and held in the Partners Managed Account.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On March 31, 2026, (i) BVF sold 1,932,354 Shares at a price of $16.79 per Share, (ii) BVF2 sold 1,569,116 Shares at a price of $16.79 per Share, and (iii) Trading Fund OS sold 248,530 Shares at a price of $16.79 per Share. Except as set forth herein, none of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past 60 days.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/02/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (04/02/2026)
- Loy Spike: /s/ Spike Loy, Spike Loy (04/02/2026)